19 August 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 91,329 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1451.2248 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 87,266,059 ordinary shares in treasury, and has 1,090,335,268 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 23,386,279 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 81,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.7499 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 78,183,794 ordinary shares in treasury, and has 971,335,000 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 21,070,400 shares.